Exhibit 4.16

INDEMNIFICATION AGREEMENT
between

Coincheck Group N.V.

and

[Name Director]

Dated	10 December 2024

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INDEMNIFICATION AGREEMENT

THIS AGREEMENT IS DATED 10 December 2024 AND MADE BETWEEN:

(1)	Coincheck Group N.V., a public limited liability company (naamloze vennootschap), having its corporate seat in Amsterdam, the Netherlands and with Trade Register number 85546283 (the “Company”); and

(2)	[Name Director], born on [●] (the “Indemnitee”).

BACKGROUND:

(A)	The Indemnitee is a member of the board of directors of the Company (the “Board”).

(B)	The Company recognises (i) the increased risk of litigation and other claims being asserted against members of the Board and (ii) the need of members of the Board for substantial protection against personal liability in order to induce such persons to provide services to and activities for and on behalf of the Company and the Company’s group (the “Group”), and to enhance their continued and effective service.

(C)	It is essential for the Company and the Group to attract and retain qualified individuals to serve on the Board. Therefore, it is in the interest of the Company and the Group to maintain, on an ongoing basis, an adequate liability insurance and, in addition to such insurance, to ensure indemnification is (and will remain) available for such persons for the future.

(D)	For these reasons, the Company and the Indemnitee are willing to execute, and to be bound by the provisions of, this indemnification agreement (the “Agreement”).

(E)	Terms that are defined in the singular have a corresponding meaning in the plural.

the parties agree as follows:

1	INDEMNITY

1.1.1	The Company shall indemnify the Indemnitee in accordance with article 7 of the Company’s articles of association (the “Articles of Association”), pursuant to which the Company:

(i)	shall indemnify, defend and hold harmless any and all of its executive directors and non-executive directors (“Director”), officers, former Directors, former officers and any natural person, partnership, company, corporation, association with or without legal personality, cooperative, mutual insurance society, foundation, trust, joint venture or any other similar entity, whether or not a legal entity (“Person”) who may have served at its request as a director or officer of a subsidiary of the Company as referred to in article 2:24a Dutch Civil Code (“Subsidiary”), who were or are made a party or are threatened to be made a party to or are involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in that regard or any inquiry or investigation that could lead to such an action, suit or proceeding (“Proceeding”), against any and all liabilities, damages, documented expenses (including attorneys’ fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them, whether instigated, imposed or incurred under the laws of the Netherlands or the law of any other jurisdiction and arising out of, or in connection with, the actual or purported exercise of, or failure to exercise, any of such Director’s powers, duties or responsibilities as a director of the Company or any of its Subsidiaries, with such indemnification not being deemed exclusive of any other rights to which the Indemnitee may be entitled otherwise; and

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(ii)	shall reimburse costs and capital losses immediately on receipt of an invoice or another document showing the costs or capital losses incurred by the Indemnitee, on the condition that the Indemnitee has undertaken in writing to repay these costs and reimbursements if a repayment obligation as referred to in this article 1.1.1 arises, in each case to the extent permitted by applicable law.

1.1.2	Notwithstanding article 1.1.1, no indemnification shall be made (i) to the extent such indemnification would cause this Agreement, or any part of it, to be treated as void under Dutch law, (ii) in respect of any claim, issue or matter as to which the Indemnitee shall be adjudged by the competent court or, in the event of arbitration, by an arbiter, in a final and non-appealable decision, to be liable for gross negligence, willful misconduct or fraud in the performance of the Indemnitee’s duty to the Company or to any of its Subsidiaries or (iii) to the extent that the costs or the capital losses of the Indemnitee are paid by another party or covered by an insurance policy and the insurer has paid out these costs or capital losses.

1.1.3	The right to indemnification conferred in this article 1 shall include a right to be paid or reimbursed by the Company for any and all reasonable and documented expenses incurred by any Person entitled to be indemnified under this article 1 who is, was, or is threatened, to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the Indemnitee’s ultimate entitlement to indemnification; provided, however, that the Indemnitee shall undertake to repay all amounts so advanced as soon as possible if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this article 1.

2	PROCEEDINGS AND DEFENSE OF CLAIMS

2.1.1	The Indemnitee shall promptly notify the Company in writing upon receipt of any complaint, demand letter, writ of summons or other indication that a Proceeding is being threatened or is forthcoming.

2.1.2	The Company, and/or it Subsidiaries, shall be entitled to participate in the defense against any threatened or pending Proceeding or to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee; provided, however, that if the Indemnitee reasonably believes, after consultation with counsel selected by the Indemnitee, that (i) the use of counsel chosen by the Company and/or its Subsidiaries to represent the Indemnitee would present such counsel with an actual or potential conflict of interest, (ii) the named parties in any such Claim include the Company and/or its Subsidiaries and the Indemnitee, and the Indemnitee concludes that there may be one or more legal defenses available to him that are different from or in addition to those available to the Company and/or its Subsidiaries, or (iii) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing, then the Indemnitee shall be entitled to retain separate counsel (but not more than one law firm plus, if applicable, local counsel in respect of any particular Proceeding) at the Company’s expense.

2.1.3	The Indemnitee shall cooperate fully and in good faith with the Company and comply with its reasonable requests in all threatened and/or pending Proceedings.

2.1.4	The Indemnitee shall comply with the Company’s instructions regarding the defense strategy and coordinate the defense strategy with the Company beforehand. The Indemnitee requires the Company’s prior written consent for:

(i)	acknowledging personal liability;

(ii)	deciding not to put up a defence or waiving any right thereto; or

(iii)	entering into a settlement.

2.1.5	Given that certain jointly indemnifiable claims may arise due to the service of the Indemnitee at the request of the Company, the Company acknowledges and agrees that the Company shall be fully and primarily responsible for the payment to the Indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claim, pursuant to and in accordance with the terms of this Agreement, irrespective of any right of recovery the Company may have from its Subsidiaries.

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3	MISCELLANEOUS

3.1	Duration and termination

3.1.1	This Agreement is effective as from the effective date of the appointment of the Indemnitee as member of the Board and will remain in effect during the period that the Indemnitee is a member of the Board and/or holds a position at a Subsidiary in connection with which the Indemnitee is entitled to indemnification under this Agreement.

3.1.2	In case of a termination of this Agreement, the Indemnitee’s right to indemnification under this Agreement shall terminate at (and exclusively for that purpose, the relevant provisions of this Agreement shall survive until) the later of the following moments:

(i)	the expiration of the statute of limitations applicable to any claim that could be asserted against the Indemnitee with respect to which the Indemnitee would be entitled to indemnification under this Agreement;

(ii)	ten years after the date that the Indemnitee has ceased to serve as member of the Board; or

(iii)	if, at the later of the dates referred to in paragraphs (i) and (ii) above, there would be an actual or pending Proceeding in respect of which the Indemnitee would be entitled to indemnification under this Agreement or there is an actual or pending Proceeding in connection with this Agreement, one year after the competent court or arbitral tribunal has finally adjudicated such Proceeding, without possibility for appeal.

3.2	No Assignment

No party to this Agreement may fully or partly assign or encumber rights and obligations under this Agreement without the Company’s prior written consent. Without this consent, no assignment or encumbrance is effected.

3.3	Amendments and waivers

This Agreement may not be amended, supplemented or waived except by a written agreement between the parties.

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3.4	No deemed waivers

3.4.1	No failure to exercise, nor any delay in exercising, by a party, any right or remedy under this Agreement will operate as a waiver.

3.4.2	No single or partial exercise of any right or remedy will prevent any further or other exercise or the exercise of any other right or remedy.

3.5	No rescission, errors

3.5.1	To the extent permitted by law, no party may fully or partly rescind (ontbinden) this Agreement.

3.5.2	If a party has made an error (heeft gedwaald) in relation to this Agreement, it shall bear the risk of that error.

3.6	No suspension

To the extent permitted by law, no party may suspend (opschorten) performance of its obligations under or in connection with this Agreement on whatever grounds.

3.7	Notices

3.7.1	Any communication to be made under or in connection with this Agreement must be made in writing and sent to the registered address and/or the correspondence address of the recipient party as mentioned at the beginning of this Agreement.

3.7.2	Notices may also be given by electronic means of communication:

(i)	if to the Company, to XXX

(ii)	if to the Indemnitee, the email address communicated to the Company by the Indemnitee.

4	GOVERNING LAW AND DISPUTE RESOLUTION

4.1	Governing law

This Agreement (including Clause 5.2 (Jurisdiction)) and any non-contractual obligation arising out of or in connection with it are governed exclusively by Dutch law.

4.2	Jurisdiction

All disputes arising out of or in connection with this Agreement, including disputes concerning its existence, its validity and any non-contractual obligation, will be resolved by the competent courts in the Netherlands.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

Coincheck Group N.V.
By:
Title:

By:
Title:

(Signature page to Indemnification Agreement)

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